
March 2, 2015

Via E-mail
Ms. Cynthia Jeffers
Chief Executive Officer
Salon Media Group, Inc.
870 Market Street, Suite 528
San Francisco, CA 94102

Re: **Salon Media Group, Inc.**
                  Form 10-K for the Year Ended March 31, 2014
                  Filed June 27, 2014
                  Form 10-Q for the Quarter ended December 31, 2014
                  Filed February 13, 2015

                  File No. 000-26395

Dear Ms. Jeffers:

      We have reviewed your filing and have the following comments. Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2014
Revenue Sources, page 10

1.   In your 10-K, you note that you charge advertisers based upon the number of impressions per "website visitor." Please define "website visitor," clarifying whether this metric is the same as "unique visitor" used later in your discussion and in your

most recent 10-Q.   Additionally, please provide information regarding the average amount of impressions per website visitor and the average amount charged per impression.

Form 10-Q for the Quarter ended December 31, 2014
Management's Discussion and Analysis, page 13

2.   You disclose demographic statistics from ComScore and Nielsen's Online @Plan. Additionally, you note that "… [y]our user profile makes our Website a valuable media property for advertisers and retailers who are allocating marketing resources to target consumers online." Please include more disclosure concerning how you evaluate the value of your advertising, including the non-financial performance indicators you consider that are most important to advertisers.

3.   You make reference to several non-financial performance indicators such as "unique visitors" and "page views." Please define these terms and indicate the significance of them in your disclosure, including whether or not they are used in considering economic arrangements between yourself and advertisers.

4.   We note that in the first bullet on page 14 you discuss difficulties in monetizing your rapidly increasing mobile traffic. Please expand on the challenges you have faced in meeting the needs of a mobile platform, including what is currently being done to monetize this platform and its effectiveness.

5.   Also in the first bullet on page 14, you state that the decrease in net revenues is partially due to a short-term decline in third-party ad sales during the quarter due to internal restructuring of your third-party ad sales. Please elaborate on this internal restructuring, including whether this internal restructuring will continue into the future and continue to have a negative impact on net revenues. Also, if the internal restructuring will not continue into the future, please comment on whether you believe this restructuring will help increase third-party ad sales in the future.

Our quarterly operating results are volatile and may adversely affect the price of our Common Stock, page 26

6.   We note the general risk you state at bullet point three, "our ability to increase

referrals from our social media presence." Given the growth in social media traffic you describe in the third bullet point on page 15, please expand this risk factor to more fully describe risks inherent to the company's growth and reliance on social media traffic, including Facebook referrals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director